AGREEMENT

THIS AGREEMENT (the "**Agreement**") is dated as of March 30, 2017.

BETWEEN:

SILVER TRADING (BARBADOS) LIMITED, a corporation continued under the laws of Barbados
("**STB**")

– and –

SILVER WHEATON (CAYMANS) LTD., a company incorporated with limited liability under the laws of the Cayman Islands
("**SWC**")

– and –

PRIMERO MINING CORP., a company existing under the laws of the Province of British Columbia
("**Primero**")

– and –

SILVER WHEATON CORP., a corporation existing under the laws of the Province of Ontario
("**SLW**")

WHEREAS STB, Primero, SWC and SLW entered into a second amended and restated silver purchase agreement dated as of August 6, 2010 (as the same has been amended, restated, amended and restated or otherwise modified from such date to the date hereof, the "**Silver Purchase Agreement**");

AND WHEREAS Primero, Bank of Montreal ("**BMO**") and The Bank of Nova Scotia ("**Scotia**" and collectively with BMO the "**Lenders**" and each individually a "**Lender**") entered into a credit agreement made as of May 23, 2014 (as amended pursuant to a first amending agreement dated December 22, 2014, a second amending agreement dated February 5, 2015, a third amending agreement dated December 31, 2015, a fourth amending agreement dated December 28, 2016 and a fifth amending agreement dated as of the date hereof (the "**Fifth Amendment**", and collectively the "**Credit Agreement**") and pursuant to which the Lenders established a certain credit facility in favour of Primero;

AND WHEREAS (i) SLW, SWC and Wheaton Precious Metals (Cayman) Co. ("**WPM**") have agreed to guarantee, subject to the terms and conditions of this Agreement, the Secured Obligations up to an aggregate maximum principal amount of US$81,500,000 and (ii) Silver Wheaton Luxembourg S.A.R.L. ("**SW Luxco**" and collectively with SLW, SWC and WPM the "**SLW Guarantors**" and each a "**SLW Guanantor**") has agreed to guarantee, subject to the terms and conditions of this Agreement, the obligations of SLW under its guarantee (collectively, the guarantees described in parts (i) and (ii) of this recital are the "**SLW Guarantees**" and each individually a "**SLW Guarantee**");

AND WHEREAS the parties hereto wish to enter into this Agreement in consideration of the SLW Guarantors providing the SLW Guarantees to and for the benefit of the Lenders;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, and including, for the avoidance of doubt, the delivery by the SLW Guarantors of the SLW Guarantees to and for the benefit of the Lenders, the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINED TERMS

1.1 **Capitalized Terms.** All capitalized terms which are used herein without being specifically defined herein shall have the meaning ascribed thereto in the Credit Agreement.

1.2 **Headings.** The headings of the Articles and Sections of this Agreement are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

ARTICLE 2
AGREEMENTS

2.1 **Guarantee Fee.** Primero hereby agrees to pay a guarantee fee in the aggregate amount of US$2,646,000 (the "**Guarantee Fee**") to the SLW Guarantors identified in writing by SLW to Primero prior to the time of payment, such amount to be prorated to the number of days between the date hereof and the Maturity Date that the Credit Facility is outstanding. The Guarantee Fee is earned as of the date hereof and shall be payable on the earlier of (i) the Maturity Date, (ii) the date that the Credit Facility is otherwise repaid in full, and (iii) the date that the Lenders make demand for payment under any of the SW Guarantees. The Guarantee Fee is not creditable against any other fee or payment provided for in the Silver Purchase Agreement or any document delivered in connection therewith and, once paid in accordance with this Section 2.1, shall be non-refundable. The Guarantee Fee shall be paid in immediately available funds in United States dollars to SLW, on behalf of the SLW Guarantors, at its address set forth in the Silver Purchase Agreement, without setoff or counterclaim.

In connection any payment pursuant to this Section 2.1 or otherwise in this Agreement, Primero and the other Obligors hereby acknowledge, confirm and agree that any and all payments made by it hereunder shall be made free and clear of, and without deduction for, any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, excluding, in the case of any SLW Guarantors, taxes imposed on its net income (all such non-excluded taxes, levies, imposts, deductions, charges, withholdings and liabilities being hereinafter referred to as "**Taxes**"). If Primero or any Obligor shall be required by law to deduct any Taxes from or in respect of any sum payable pursuant to this Section 2.1 or otherwise in this Agreement:

a. the sum payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable

under this Section 2.1) the applicable SLW Guarantor receives an amount equal to the sum it would have received had no such deductions been made,

b. Primero or any other Obligor shall make such deductions, and

c. Primero or any other Obligor shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable law.

Primero or any other Obligor shall pay any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies which arise from any payment made hereunder or from the execution, delivery or registration of, or otherwise with respect to, this Agreement (hereinafter referred to as "**Other Taxes**").

Primero and the other Obligors hereby indemnifies and holds harmless each SLW Guarantor for the full amount of Taxes or Other Taxes (including, without limitation, any Taxes or Other Taxes imposed by any jurisdiction on amounts payable under this Section 2.1) paid by any SLW Guarantor and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally assessed.

Within 30 days after the date of any payment of Taxes or Other Taxes, Primero or any other Obligor, as applicable, will furnish to SLW the original or a certified copy of a receipt evidencing payment thereof.

2.2 **No Amendments to Credit Agreement and Finance Documents.** Primero hereby acknowledges, confirms and agrees that it shall not, and shall not suffer or permit any other Obligor to, amend or otherwise modify the Credit Agreement or any other Finance Document (or agree to or request any amendment or modification of the Credit Agreement or any other Finance Document), including, for the avoidance of doubt, pursuant to any waiver of the terms and conditions thereof (other than a waiver of the notice period set forth in Section 3.12 of the Credit Agreement in respect of a Drawdown Notice to be dated on or about the date hereof), without the prior written consent of SLW, acting reasonably (provided that such consent shall not be considered to be unreasonably withheld if the proposed amendment or modification materially increases the likelihood of an Event of Default, as determined by SLW, acting reasonably).

2.3 **Restriction on Drawdowns.** Primero hereby confirms, acknowledges and agrees that it shall not, and shall not suffer or permit any other Obligor to, submit any Drawdown Notice under the Credit Agreement, or otherwise make any request for, drawdowns in excess of the cumulative aggregate amount of US$60,000,000, or accept any Loans such that the aggregate Loans outstanding under the Credit Agreement are or would be in excess of US$60,000,000; provided that Primero may request drawdowns and accept Loans in excess of US$60,000,000 (i) where, five (5) days prior to the proposed drawdown, Primero has certified in writing to and in favour of SLW that the proceeds of any such drawdown are to be used solely to restart operations at the San Dimas Mine (such certification to contain sufficient information with respect to the use of such proceeds as SLW may reasonably require) or (ii) if SLW, in its sole discretion, has consented in writing to the proposed drawdown and Loan. SLW confirms that if

Primero complies with clause (i) or clause (ii) above, SLW will execute the applicable Drawdown Notice for such proposed drawdown, as required pursuant to the Credit Agreement.

2.4 **Restriction on Risk Management Agreements.** Save and except for Risk Management Agreements constituting (i) gold pre-sales not to exceed 20 days ("**Gold Pre-Sales**") and (ii) normal course spot foreign currency exchange transactions, in each case as entered into with Scotia and/or BMO (collectively, the " **Permitted Risk Management Agreements**"), Primero hereby acknowledges, confirms and agrees that it shall not, and shall not suffer or permit any other Obligor to, enter into any other Risk Management Agreements. From and as of the date hereof, Primero shall not, and shall not suffer or permit any other Obligor to, enter into any trades or transactions, execute or request any confirmations or otherwise incur any obligations under and pursuant to any Risk Management Agreements other than Permitted Risk Management Agreements without the prior written consent of SLW, which consent may be withheld in its sole discretion.

2.5 **Information.** Primero acknowledges, confirms and agrees that it shall provide, furnish and deliver the following to SLW: (i) concurrently with delivery of the same to the Administrative Agent and/or the Lenders, copies of all notices, statements, certificates, reports, financial statements or other written information provided to the Administrative Agent and/or Lenders under and in accordance with the Credit Agreement, including, for the avoidance of doubt, all deliverables required pursuant to Section 11.2(b) of the Credit Agreement, (ii) within seven (7) Business Days of the end of each month, a report setting out (A) the amount of unrestricted Cash of Primero on a consolidated basis and (B) the amount of working capital (being amounts which would, in accordance with GAAP, be classified on the consolidated balance sheet of Primero as current assets (but excluding unrealized gains under any Risk Management Agreements) minus amounts which would, in accordance with GAAP, be classified on the consolidated balance sheet of Primero as current liabilities (but excluding unrealized losses under any Risk Management Agreements)) of Primero, in each case as of the last day of the preceding month and in form and substance satisfactory to SLW, acting reasonably, (iii) notice and a summary of any Gold Pre-Sale concurrently with the execution thereof, and (iv) within 15 days following the end of each Fiscal Quarter (commencing with the Fiscal Quarter ending on March 31, 2017) a twelve (12) month rolling consolidated spreadsheet financial forecast/model which contains projections of revenue, expenses and cash flow, and including a balance sheet and income statement, presented on a monthly basis for the next twelve month period in form and substance satisfactory to SLW, acting reasonably.

2.6 **No Challenge to Finance Documents.** Primero hereby acknowledges, confirms and agrees that it shall not, and shall not suffer or permit any other Obligor to, contest the validity, enforceability or priority of any of the Finance Documents in any manner.

2.7 **No Additional Indebtedness.** Primero hereby acknowledges, confirms and agrees that it shall not, and shall not suffer or permit any other Obligor to, incur any Indebtedness from and as of the date hereof without the prior written consent of SLW (which consent may be withheld in its sole discretion) other than the Indebtedness more particularly set out on Schedule A hereto (which schedule, for the avoidance of doubt, sets out all Indebtedness of Primero and the other Obligors as of the date hereof); provided that notwithstanding this Section 2.7, Primero and the other Obligors may incur additional Indebtedness (subject to

Section 2.3 hereof) (i) described in paragraph (g) of the definition of Permitted Indebtedness, (ii) described in paragraph (b) of the definition of Permitted Indebtedness (provided the assets with respect to which such Indebtedness is incurred are used at or in connection with the San Dimas Mine), and (iii) drawdowns under the Credit Agreement in accordance with the terms thereof.

2.8 **Dispositions.** Primero hereby acknowledges, confirms and agrees, for and on behalf of itself and each other Obligor, that, with respect to the Disposition of any asset or assets of it or any other Obligor (whether in one transaction or a series of related transactions) resulting in net cash proceeds equal to or greater than $2,500,000.00, it shall apply such net cash proceeds solely to repay Secured Obligations and shall permanently reduce the Credit Limit in the amount thereof.

2.9 **Payments by any SLW Guarantor.** Primero hereby acknowledges, confirms and agrees, for and on behalf of itself and each other Obligor, that it and any relevant Obligor shall reimburse and repay the SLW Guarantors on demand for any amount paid by any SLW Guarantor (a) under or in connection with the SLW Guarantees and/or (b) otherwise in connection with the Credit Agreement, any Finance Document (other than, for the avoidance of doubt, the Intercreditor Documents) or any document delivered in connection therewith (including, for the avoidance of doubt, any payment made to cure a Default or Event of Default) (a "**Demand Payment**"); provided that such amount arises after the date hereof other than as a result of the gross negligence or wilful misconduct of, or a material breach of obligations by, the SLW Guarantors under the SLW Guarantees, as determined by a court of competent jurisdiction in a binding and non-appealable decision. Interest shall accrue and be payable on any Demand Payment (and any overdue interest thereon) at a rate of 10% per annum. Such interest shall accrue from day to day from and including the date demand is made until such Demand Payment is paid/repaid in full and shall be calculated on the basis of the actual number of days elapsed divided by 365 or, in the case of a leap year, 366. For the purposes hereof, whenever interest is calculated on the basis of a year of 365 or 366 days, the rate of interest determined pursuant to such calculation expressed as an annual rate for the purposes of the *Interest Act* (Canada) is equivalent to such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be so ascertained and divided by 365 or 366 days, respectively.

2.10 **Indemnification.** Primero and STB hereby indemnify and hold SLW Guarantors and each of their respective Affiliates, shareholders, officers, directors, employees and agents (collectively, the "**Indemnified Parties**") free and harmless from and against any and all claims, demands, actions, causes of action, suits, losses, costs, charges, liabilities and damages, fees and expenses (irrespective of whether such Indemnified Party is a party to the action for which indemnification hereunder is sought), and including, without limitation, all legal fees and out of pocket disbursements of the SLW Guarantors and amounts paid in settlement which are approved by Primero (collectively, the "**Indemnified Liabilities**"), incurred or suffered by, or asserted against, the Indemnified Parties or any of them as a result of, or arising out of, or relating to (i) the provision of the SLW Guarantees, (ii) any actual or threatened investigation, litigation or other proceeding to the extent relating to this Agreement, the SLW Guarantees, the Credit Agreement, the other Finance Documents (other than, for the avoidance of doubt, the Intercreditor Documents) and/or any other instrument, agreement or document delivered in connection therewith or (iii) the preparation, execution, delivery, performance or enforcement of this Agreement, the SLW Guarantees, the Credit Agreement, the other Finance Documents

(other than, for the avoidance of doubt, the Intercreditor Documents) and/or any other instrument, agreement or document delivered in connection therewith, except for any such Indemnified Liabilities if a court of competent jurisdiction's binding and non-appealable decision determines that such Indemnified Liability arose on account of the relevant Indemnified Party's gross negligence or wilful misconduct or a material breach of the obligations by the SLW Guarantors under the SLW Guarantees.

2.11 **Event of Default under the Silver Purchase Agreement.** Primero and STB hereby acknowledge, confirm and agree that the breach of any agreement, covenant or term of this Agreement (including, for the avoidance of doubt, if any representation and warranty in Article 3 is incorrect in any material respect), or the failure to perform any term or agreement contained in this Article 2, shall constitute an Event of Default under and pursuant to the Silver Purchase Agreement for which there is no cure period.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 **Representations and Warranties.** To induce SLW and SWC to enter into this Agreement, each of Primero and STB hereby represents and warrants to SLW and SWC that:

(a) It is a corporation duly incorporated and organized and validly subsisting in good standing under the laws of its jurisdiction of incorporation. It is duly qualified, registered or licensed in all jurisdictions where the nature of its business makes such qualification, registration or licensing necessary. It has all requisite corporate capacity, power and authority to own, hold under licence or lease its properties, to carry on its business as now conducted. It has all necessary corporate capacity to enter into, and carry out the transactions contemplated by, this Agreement;

(b) It has taken all action, corporate or otherwise, to authorize the execution, delivery and performance by it of this Agreement and has duly executed and delivered this Agreement;

(c) The Agreement constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditor's rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law;

(d) The execution, delivery and performance by it of this Agreement, and the consummation of the transactions contemplated herein, does not and will not conflict with, result in any breach or violation of, or constitute a default under, the terms, conditions or provisions of, its charter or constating documents or by-laws of, or any shareholder agreement or declaration. The execution, delivery and performance by it of this Agreement and the consummation of the transactions contemplated herein, does not and will not conflict with, result in any material breach or violation of, or constitute a material default under, the terms, conditions

or provisions of, any law, regulation, judgment, decree or order binding on or applicable to it or to which its property is subject or any material agreement, lease, licence, permit or other instrument to which it is a party or is otherwise bound or by which it benefits or to which its property is subject and does not require the consent or approval of any government authority or any other party;

(e) no Event of Default (as such term is defined in the Silver Purchase Agreement) has occurred and is continuing as of the date hereof, or would arise, upon this Agreement becoming effective, in each case after giving effect to the Fifth Amendment.

ARTICLE 4
CONDITIONS

4.1 **Conditions Precedent.** This Agreement shall become effective on the date the following conditions have been satisfied:

(a) each of the parties hereto shall have executed and delivered this Agreement;

(b) SLW shall have received a certified true and correct copy of the Credit Agreement (including the Fifth Amendment);

(c) SLW shall have received, in form and substance satisfactory to it, (i) a duly certified copy of the resolution of the board of directors of each of Primero and STB authorizing it, as applicable, to execute, deliver and perform its obligations under this Agreement and (ii) an opinion of counsel to Primero and STB, as applicable, addressed to SLW and SWC, relating to status and capacity, due authorization, execution and delivery, enforceability, no breach or consents and such other matters as SLW may reasonably request; and

(d) SLW shall have received certificates of good standing (or the relevant local jurisdiction equivalent) for Primero and STB, as applicable, each dated on or about the date of this Agreement.

ARTICLE 5
MISCELLANEOUS

5.1 **Termination.** This Agreement shall remain in full force and effect until the SLW Guarantees have been terminated, cancelled or released in all respects and the SLW Guarantors shall have no further obligations, duties or responsibilities under or in connection therewith. Notwithstanding anything else contained herein, Sections 2.1, 2.9 and 2.10 of this Agreement shall survive the termination hereof in all respects.

5.2 **Cost and Expenses.** Primero shall pay all reasonable costs and expenses of the SLW and the other SLW Guarantors in connection with the preparation, execution and delivery of this Agreement, the SLW Guarantees and any instrument, document or agreement delivered in connection therewith, including all reasonable legal fees and expenses of counsel.

5.3 **Governing Law.** This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

5.4 **Enurement.** This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

5.5 **Counterparts and Facsimile.** This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. Delivery of an executed signature page to this Agreement by any party by facsimile or other form of electronic transmission shall be as effective as delivery of a manually executed copy of this Agreement by such party.

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IN WITNESS WHEREOF the parties hereto have executed and delivered this Agreement on the date first above written.

SILVER TRADING (BARBADOS) LIMITED

By: ______________________

Name: MICHAEL WEETCH

Title: DIRECTOR

Witness: ______________________

Name: **SHARALEE M.J. GITTENS**

Address: Attorney-at-Law

Occupation: Chancery Chambers

High street, Bridgetown

Barbados

PRIMERO MINING CORP.

By: ______________________________
Authorized Signing Officer

By: ______________________________
Authorized Signing Officer

SILVER WHEATON CORP.

By: ______________________
Authorized Signing Officer Gary Brown
SVP & CFO Silver Wheaton Corp
____

SILVER WHEATON (CAYMANS) LTD.

By: ______________________________

Authorized Signing Officer

Nik Tatarkin
President

SCHEDULE A

- Existing Indebtedness -

SCHEDULE A

- Existing Indebtedness –

1. Trade payables and tax payables incurred in the ordinary course
2. All Indebtedness owing to the Lenders, including Guarantees by each Obligor in favour of the Administrative Agent, in an aggregate principal amount of $60,000,000 (including any drawdown on the date hereof), together with accrued and unpaid interest thereon and fees and expenses payable in connection therewith as set out therein
3. 5.75% convertible unsecured subordinated debentures with aggregate outstanding face value indebtedness of approximately $75,000,000
4. Finance lease liabilities with aggregate outstanding indebtedness of approximately $1,600,000
5. Reclamation Bonds in relation to Black Fox and San Dimas as required by applicable law or regulation, supported by a $6,500,000 Letter of credit from Bank of Nova Scotia (which is supported by restricted cash)
6. Purchase money security interests not exceeding an aggregate of $100,000